08031023

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

APR 01 2008

Washington, DC
102

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- [redacted]

8-65291

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Centurion Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Rector Street
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roby John — (215) 437-3466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	New York	New York	10038
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 08 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Gary Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Centurion Securities, LLC, as

of December 31, 20 07, are true and correct. I further swear (or affirm) that Neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Denise C. Atkinson
Notary Public, State of New York
No. 01AT5081985
Qualified in New York County
Commission Expires July 14, 2011

Notary Public

Signature

Managing Member

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CENTURION SECURITIES, LLC

DECEMBER 31, 2007

INDEX

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Members of
Centurion Securities, LLC

We have audited the accompanying statement of financial condition of Centurion Securities, LLC as of December 31, 2007 and the related statements of revenues and expenses, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centurion Securities, LLC at December 31, 2007 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
March 28, 2008

CENTURION SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS		
Cash	$	155,740
Due from at clearing brokers		9,422,461
Securities sold pending settlement, at market		3,498,503
Fixed Assets (net of depreciation of $310,687)		698,698
Due from officer		75,000
JBO Investments		100,000
Due from affiliates - TORC, LLC		87,600
Other receivables and deposits		688,748
TOTAL ASSETS	$	14,726,750
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	238,870
Capital lease payable		296,359
Due to affiliates - TIR, LLC		261,610
TOTAL LIABILITIES		796,839
Commitments and contingent liabilities		-
Members' Equity		13,929,911
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	14,726,750

The accompanying notes are an integral part of these financial statements.

CENTURION SECURITIES, LLC

STATEMENT OF REVENUE AND EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:		
Trading	$	32,319,919
Interest and dividend income		879,766
Total Revenues		33,199,685
Expenses:		
Market data and communications		3,572,641
Employment costs		1,116,300
Rent		765,040
Professional fees		536,842
Brokerage fees		502,566
Office expenses and supplies		381,417
Regulatory fees		323,128
Insurance		267,471
Interest Expense		229,557
Depreciation		142,101
Travel and entertainment		10,925
Miscellaneous		92,816
Total Expenses		7,940,804
Net income	$	25,258,881

The accompanying notes are an integral part of these financial statements.

CENTURION SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

Members' equity at January 1, 2007	$	8,598,369
Member contributions		95,460,681
Member distributions		(115,388,020)
Net income		25,258,881
Members' equity at December 31, 2007	$	13,929,911

The accompanying notes are an integral part of these financial statements.

CENTURION SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2007
Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 25,258,881
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	142,101
Changes in operating assets and liabilities:	
(Increase) in due from clearing broker	(20,128,331)
(Increase) in securities sold pending settlement	25,114,070
(Increase) in JBO investments	(50,000)
(Increase) in due from affiliates - TORC, LLC	(87,600)
(Increase) in due from non-customers	3,204,058
Increase in accounts payable and accrued expenses	(2,452,138)
Increase in due to affiliates - TIR, LLC	261,610
Total adjustments	6,003,770
NET CASH PROVIDED BY OPERATING ACTIVITIES	31,262,651
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of fixed assets	(302,356)
CASH USED BY INVESTING ACTIVITIES	(302,356)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member distributions	24,883,741
Member contributions	(56,033,847)
Capital lease agreements	(4,022)
CASH USED BY FINANCING ACTIVITIES	(31,154,128)
NET DECREASE IN CASH	(193,833)
CASH	
Beginning of year	349,573
End of year	$ 155,740
SUPPLEMENTAL CASH FLOW INFORMATION	
Interest paid	$ 229,557
Income Taxes paid	$ 67,577

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Centurion Securities, LLC (the "Company"), a Delaware limited liability company, was formed on January 10, 2002 and commenced operation in September 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Chicago Board Options Exchange. The Company primarily exchanges in the proprietary trading of exchange-traded equity securities, equity options, and index options.

As a limited liability Company, the Company has a finite life and will cease to exist on December 31, 2050, unless the term is extended by amendment to the Operating Agreement, or unless the Company is sooner dissolved, and its affairs wound up in accordance with the Delaware Limited Liability Act. For additional information regarding the Company, please refer to the Operating Agreement.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's financial statements are prepared on the accrual basis of accounting, which conforms to U.S. generally accepted accounting principles. Substantially all of the Company's assets and liabilities are carried at fair market value.

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related commission revenue and expenses are recorded on a settlement date basis. U.S. generally accepted accounting principles normally requires an entity to record securities transactions on a trade date basis, however, a majority of brokers and dealers record most securities transactions on the settlement date rather than on the trade date. The difference between trade date and settlement date accounting is not material to the company's financial position at December 31, 2007, nor material to the results of its operations for the period then ended.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed Assets and Depreciation

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The useful lives of fixed assets for purposes of computing depreciation are as follows:

Equipment	5 years
Furniture	7 years
Leasehold improvements	39 years

Depreciation expense of property and equipment charged to operations was $142,101 for the year ended December 31, 2007. Generally, when items of property are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income. The cost and accumulated depreciation for major classes of fixed assets is as follows:

Asset Class	Cost	Accumulated Depreciation
Furniture and fixtures	$ 69,005	$ 32,280
Equipment	589,222	275,173
Leasehold improvements	48,803	3,234
	$ 707,030	$ 310,687

Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid financial instruments with a maturity date of 3 months or less to be cash equivalents.

Concentration of Credit Risk

The Company maintains its cash in bank deposits, which, at times, may exceed federally insured limits of $100,000. The Company does not believe its cash balances are at substantial credit risk.

Advertising Costs

The Company expenses advertising costs as incurred. Total advertising and promotional expense for the year ended December 31, 2007 was immaterial.

Accounts Receivable

The Company has not accrued an allowance for non-collectible receivables because all trade receivables at year-end are collected the following month. Management is of the opinion that all receivables are fully collectible.

NOTE 3- FAIR VALUE OF FINANCIAL INSTRUMENTS

Securities owned, securities sold, not yet purchased, and other financial instruments used for trading purposes are recorded in the statement of financial condition at market value, with the related unrealized profit or loss included in net trading gain in the statement of operations. As the Company operates as a broker-dealer, all financial instruments are stated at quoted market value, which approximates fair value.

NOTE 4- FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, principally exchange-traded options are carried at quoted market value.

Derivatives used for economic hedging purposes include purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Fair value of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition. The following table discloses the approximate fair values of derivative financial instruments held for trading as of December 31, 2007, as well as the approximate average fair values of derivatives held during 2007:

	December 31, 2007
Equity and index options long	
Stocks	$ 30,782,318
Options	11,810,477
	$ 42,592,795
Equity and index options short	
Stocks	$ 26,119,904
Options	12,974,388
	$ 39,094,292

NOTE 5- FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company engages in trading activities. In connection with these activities, unsettled trades and sales of securities not yet purchased may expose the Company to off-balance sheet credit risk as a result of market fluctuations. The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options, and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

When-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterpart the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for options and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2007, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2007.

The Company's trading activities are transacted on a cash basis. In connection with these activities, the Company executes transactions involving the sale of securities not yet purchased. Such transactions may expose the Company to significant off-balance-sheet risk in the event capital reserves are not sufficient to fully cover losses that may incur. The Company seeks to control the risks associated with its trading activities by monitoring trading markets daily. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

NOTE 5- FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK (continued)

Concentrations of Credit Risk

At December 31, 2007, a significant credit concentration representing the market value of the Company's trading accounts carried by its clearing broker. Management does not consider any credit risk associated with this receivable to be significant.

The Company is engaged in various trading and brokerage activities with counter parties, primarily broker-dealers. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter

NOTE 6- NET CAPITAL REQUIREMENTS

At December 31, 2007, the Company's net capital as computed pursuant to the rules of the National Securities Dealers Association was $6,668,941, which was $6,568,941 more than the minimum net capital requirement of $100,000.

NOTE 7- INVESTMENT IN CLEARING COMPANY

The Company has a Joint Back Office ("JBO") clearing agreement with Merrill Lynch Professional Clearing Corporation (Merrill). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $50,000 in the preferred shares of Merrill. The Company's investment in Merrill is reflected as JBO investment in the statement of financial condition. This investment is carried at cost, and under the agreement, would be returned to the Company in the event the JBO arrangement is terminated, less any accrued costs or expenses. Under the rules of the Chicago Board Options Exchange, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with Merrill, exclusive of its preferred stock investment.

The Company has a Joint Back Office ("JBO") clearing agreement with Penson Financial Services, Inc. (Penson). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $50,000 in the preferred shares of Penson. The Company's investment in Penson is reflected as JBO investment in the statement of financial condition. This investment is carried at cost, and under the agreement, would be returned to the Company in the event the JBO arrangement is terminated, less any accrued costs or expenses. Under the rules of the Chicago Board Options Exchange, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with Penson, exclusive of its preferred stock investment.

NOTE 8- OPERATING LEASES

During 2007 the Company entered into a long-term lease of its office space. Office lease expense totaled $614,832 for the year ended December 31, 2007. Minimum lease payments for the years ending December 2008 through December 31, 2011 are as follows:

Year		
2008	$	473,068
2009		481,341
2010		489,741
2011		414,077
	$	1,858,227

NOTE 9- CAPITAL LEASES

The Company leases equipment under various capital lease agreements. These lease payments totaled $296,359 for the year ended December 31, 2007. Minimum future lease payments are as follows:

Year		
2008	$	184,493
2009		77,516
2010		34,351
	$	296,360

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

CENTURION SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL:				
Members' equity			$	13,929,911
Less non-allowable assets and deductions:				
Non-allowable assets:				
Due from TORC, LLC	$	87,600		
Due from broker dealers		47,003		
Fixed assets, net		698,698		
Other receivables and deposits		190,896		
				1,024,197
Deductions:				
Termination clause				100,000
NET CAPITAL, before haircuts				12,805,714
Haircuts on securities positions				6,136,773
NET CAPITAL			$	6,668,941
TOTAL AGGREGATE INDEBTEDNESS			$	535,229
MINIMUM NET CAPITAL REQUIRED (6 2/3% of aggregate indebtedness)			$	35,682
MINIMUM NET CAPITAL DOLLAR REQUIREMENT			$	100,000
MINIMUM NET CAPITAL REQUIRED			$	100,000
EXCESS NET CAPITAL ($6,668,941 - $100,000)			$	6,568,941
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	$	535,229		
NET CAPITAL	$	6,668,941		8.03%

CENTURION SECURITIES, LLC

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5(d) (4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)	$	6,662,293
Increases:		
Reclass of receivables from broker dealers from non-allowable assets to allowable assets		6,648
NET CAPITAL, per audit	$	6,668,941

CENTURION SECURITIES, LLC

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2007

KEMPISTY & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.C.
15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

To the Members of
Centurion Securities, LLC

In planning and performing our audit of the financial statements of Centurion Securities, LLC (the "Company"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities; we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Centurion Securities, LLC

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Chicago Board Options Exchange and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
March 28, 2008

END